UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                               (Amendment No. 42)*


                          First Opportunity Fund, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    33587T108
                                 (CUSIP Number)

                             Stephen C. Miller, Esq.
                           2344 Spruce Street, Suite A
                             Boulder, Colorado 80302
                                 (303) 444-5483
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 22, 2009

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.|_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33587 T 108
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)

      Ernest Horejsi Trust No. 1B

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
      (A)
      (B)

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                WC OO

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization              Alaska

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power            0
                           -----------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power       0
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person        0

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)            0%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)       OO

--------------------------------------------------------------------------------

CUSIP No. 33587 T 108
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)

      Lola Brown Trust No. 1B

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
      (A)
      (B)

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                WC OO

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization              Alaska

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         4,272,118
                           -----------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    4,272,118
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person    4,272,118

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)         14.87%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)       OO

--------------------------------------------------------------------------------

CUSIP No. 33587 T 108
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)

      Mildred B. Horejsi Trust

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
      (A)
      (B)

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                WC OO

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization              Alaska

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         2,025,122
                           -----------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    2,025,122
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person    2,025,122

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)         7.05%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)       OO

--------------------------------------------------------------------------------

CUSIP No. 33587 T 108
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)

      Stewart R. Horejsi Trust No. 2

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
      (A)
      (B)

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                WC OO

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization              Alaksa

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         2,169,602
                           -----------------------------------------------------
Shares,Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    2,169,602
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person    2,169,602

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)         7.55%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)       OO

--------------------------------------------------------------------------------

CUSIP No. 33587 T 108
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)

      Susan L. Ciciora Trust

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
      (A)
      (B)

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                WC OO

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization              Alaska

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         1,737,573
                           -----------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    1,737,573
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person    1,737,573

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)         6.05%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)       OO

--------------------------------------------------------------------------------

CUSIP No. 33587 T 108
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)

      Stewart R. Horejsi

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
      (A)
      (B)

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)              Not applicable

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization              United States

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power            0
                           -----------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power          0
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power       0
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power     0
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person       0

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)           0%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)       IN

--------------------------------------------------------------------------------

                  Amendment No. 42 to Statement on Schedule 13D

     This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of First Opportunity Fund, Inc. (formerly First Financial Fund, Inc.), a Maryland corporation (the "Company"). Items 1, 2, 3, 4, and 5 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), the Lola Brown Trust No. 1B (the "Brown Trust"), the Mildred
B. Horejsi Trust (the "Mildred Trust"), the Stewart R. Horejsi Trust No. 2 (the "Stewart Trust"), and the Susan L. Ciciora Trust (the "Susan Trust") as the direct beneficial owner of Shares, and Badlands Trust Company LLC ("Badlands LLC") and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.


Item 1. Security of Issuer

     No change except for addition of the following:

     The principal executive offices of the Company are located at 2344 Spruce Street, Suite A, Boulder, Colorado 80302.


Item 2. Identity and Background

     No change except for addition of the following:

     (a) This Statement is filed (i) by the Trust, the Brown Trust, the Mildred Trust, the Stewart Trust, and the Susan Trust (collectively, the "Trusts") as the direct beneficial owners of Shares and (ii) by virtue of certain relationships described in this statement, by Stewart R. Horejsi (Mr. Horejsi, the Trusts and Alaska Trust Company are collectively referred to herein as the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf. The trustees of the Trusts are as follows:

     (i) For the Trust: Alaska Trust Company ("Alaska Trust"), Susan L. Ciciora and Larry L. Dunlap;

     (ii) For the Brown  Trust:  Alaska  Trust,  Susan L.  Ciciora  and Larry L.
          Dunlap;

     (iii) For the Susan Trust: Alaska Trust;

     (iv) For the Stewart Trust: Alaska Trust, Brian Sippy and Laura E. Tatooles; and

     (v)  For the Mildred Trust: Alaska Trust, Brian Sippy and Susan L. Ciciora

(the foregoing trustees are collectively the "Trustees"). The Trustees may be deemed to control the Trusts and may be deemed to possess indirect beneficial ownership of the Shares held by the Trusts. The Trustees disclaim beneficial ownership of the Shares beneficially owned, directly or indirectly, by the Trusts. On July 1, 2008, Badlands LLC resigned as trustee of the Trusts and appointed Alaska Trust as the Trusts' successor trustee. Accordingly, because of the termination of relationships previously described in this statement, neither Badlands LLC nor the Stewart Trust (by virtue of its ownership of Badlands LLC) are deemed in control of the Trusts or deemed to possess indirect beneficial ownership of the Shares held by the Trusts.

     As a result of his advisory role with the Trusts, Mr. Horejsi may be deemed to have indirect beneficial ownership over the Shares directly beneficially owned by the Trusts. However, Mr. Horejsi disclaims beneficial ownership of the Shares directly beneficially held by the Trusts.

     (b) The business address of the Trusts and Alaska Trust is c/o Alaska Trust Company, 1029 West Third Avenue, Suite 400, Anchorage, Alaska, 99501. The business address of Mr. Horejsi and Ms. Ciciora is 2344 Spruce Street, Suite A, Boulder, Colorado 80302. The business address of Mr. Dunlap is 771 Victoria Heights Terrace, Salina, Kansas 67401. The business address of Dr. Sippy is 7265 Old Grant Creek Road, Missoula, MT 59808. The business address of Ms. Tatooles is 607 Marian Square, Oak Brook, IL 60523.

     (c) Alaska Trust is an Alaska chartered trust company which is majority owned and controlled by the Stewart West Indies Trust, an Alaska trust and an affiliate of the Trusts.

     (d) None of the Reporting Persons, Alaska Trust, Ms. Ciciora, Mr. Dunlap, Ms. Tatooles, or Dr. Sippy have been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons, Alaska Trust, Ms. Ciciora, Mr. Dunlap, Ms. Tatooles, or Dr. Sippy was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

     No change except for the addition of the following:

     The total amount of funds required by the Brown Trust to purchase the Shares as reported in Item 5(c) was $7,603,127.48. Such funds were provided by the Brown Trust's cash on hand and margin borrowings under an account maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated.


Item 4. Purpose of Transaction.

     No change except for the addition of the following:

     The Mildred Trust sold 280,600 Shares as described in Item 5(c) of this statement in order to reduce its equity interest in the Company and to generate cash flow to pay current and future obligations. The Reporting Persons previously indicated an intention to liquidate Shares subject to limitations imposed by Rule 144 of the Securities Act of 1933. In furtherance thereof, the Reporting Persons filed Forms 144 with the Securities and Exchange Commission on November 3, 2004, May 25, 2005, August 24, 2005, November 22, 2005, an Amended Form 144 on January 9, 2006, February 17, 2006, an Amended Form 144 on March 2, 2006, June 8, 2006, June 20, 2006, and December 14, 2006 giving notice of the proposed sales. Because the Mildred Trust did not sell 1% of the outstanding Shares, the sales listed in Item 5(c) have not been previously reported on a
Schedule 13D.

     On December 22, 2009, the Trust sold 1,271,426 Shares in a privately negotiated transaction to the Brown Trust based on the closing market price of the Shares on the New York Stock Exchange on December 21, 2009. The Trust consummated the sale in order to generate cash flow to pay current and future anticipated obligations and to entirely eliminate its position in the Company. The Brown Trust acquired the Shares in order to increase its equity position in the Company.

     Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.


Item 5. Interest in Securities of the Issuer.

     No change except for the addition of the following:

     (a) The Brown Trust is the direct beneficial owner of 4,272,118 Shares, or approximately 14.87% of the 28,739,389 Shares outstanding as of September 30, 2009, according to information contained in the Company's semi-annual report to stockholders (the "Outstanding Shares"). The Mildred Trust is the direct beneficial owner of 2,025,122 Shares, or approximately 7.05% of the Outstanding Shares. The Stewart Trust is the direct beneficial owner of 2,169,602 Shares, or approximately 7.55% of the Outstanding Shares. The Susan Trust is the direct beneficial owner of 1,737,573 Shares, or approximately 6.05% of the Outstanding Shares.

     By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Brown Trust, the Mildred Trust, the Stewart Trust and the Susan Trust. Mr. Horejsi disclaims all such beneficial ownership.

     (c) The table below sets forth Shares sold by the Mildred Trust since September 11, 2006. Such sales were effected by the Mildred Trust on the New York Stock Exchange.


                                                                Approximate Price
           Date                      Amount of Shares               Per Share
                                                            (exclusive of commissions)

        9/11/2006                             167                      $17.05
        10/3/2006                           1,000                      $17.20
        10/4/2006                           3,589                      $17.29
        10/4/2006                           1,000                      $17.26
        10/4/2006                             700                      $17.25
        10/4/2006                           2,500                      $17.24
        10/5/2006                           5,300                      $17.29
        10/5/2006                             280                      $17.33
        10/6/2006                           4,720                      $17.33
        10/6/2006                           1,200                      $17.35
        10/6/2006                           5,127                      $17.36
        10/6/2006                           5,627                      $17.38
        10/6/2006                             146                      $17.41
       10/10/2006                           3,006                      $17.70
       10/10/2006                             953                      $17.63
       10/11/2006                          11,994                      $17.70
       10/11/2006                           1,500                      $17.68
       10/11/2006                           1,000                      $17.76
       10/12/2006                           6,014                      $17.60
       10/12/2006                           4,000                      $17.52
       10/12/2006                           4,000                      $17.55
       10/12/2006                           4,486                      $17.56
       10/26/2006                           5,100                      $18.06
       10/26/2006                           4,000                      $18.00
       10/26/2006                           2,000                      $18.05
       10/26/2006                           1,100                      $18.08
       10/26/2006                           1,400                      $18.07
       10/26/2006                           3,200                      $17.93
       10/26/2006                           3,000                      $17.90
       10/27/2006                           7,000                      $17.85
       10/30/2006                           4,000                      $17.85
       10/31/2006                           7,700                      $17.75
       10/31/2006                             100                      $17.76
        12/5/2006                           5,000                      $17.35
        12/5/2006                           5,000                      $17.37
        12/6/2006                           5,000                      $15.72
        12/6/2006                           5,000                      $15.74
        12/6/2006                           5,000                      $15.76
        12/6/2006                           9,700                      $15.78
        12/6/2006                             300                      $15.79
        12/6/2006                           5,000                      $15.77
        12/7/2006                           5,000                      $15.72
        12/7/2006                          10,000                      $15.75
        12/7/2006                           5,000                      $15.78
        12/7/2006                           5,000                      $15.80
        12/7/2006                           5,000                      $15.81
        12/8/2006                           5,275                      $15.83
        12/8/2006                             250                      $15.85
        12/8/2006                           1,375                      $15.81
        12/8/2006                             600                      $15.78
        12/8/2006                           2,397                      $15.70
        12/8/2006                             103                      $15.71
       12/13/2006                              90                      $15.48
       12/13/2006                           4,600                      $15.46



     The table below sets forth Shares sold by the Trust on December 22, 2009. Such sales were effected by the Trust through a privately negotiated transaction with the Brown Trust.


                                                                Approximate Price
           Date                      Amount of Shares               Per Share
                                                            (exclusive of commissions)

       12/22/2009                       1,271,426                      $5.98



     The table below sets forth Shares purchased by the Brown Trust on December 22, 2009. Such purchases were effected by the Brown Trust through a privately negotiated transaction with the Trust.


                                                                Approximate Price
           Date                      Amount of Shares               Per Share
                                                            (exclusive of commissions)

       12/22/2009                       1,271,426                      $5.98


                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2009


                              /s/ Stewart R. Horejsi
                              ----------------------
                              Stewart R. Horejsi



                              /s/ Douglas J. Blattmachr
                              --------------------------------------------------
                              Douglas J. Blattmachr, as President of Alaska Trust Company, trustee of the Ernest Horejsi Trust No.1B, the Lola Brown Trust No. 1B, the Mildred B. Horejsi Trust, the Stewart R. Horejsi Trust No. 2, and the Susan L. Ciciora Trust.